ETFS CAPITAL LIMITED

May 4, 2023

Dear Fellow WisdomTree Stockholders:

      At the upcoming Annual Meeting, you will have an opportunity to act to help stop the continued destruction of stockholder value by a seemingly entrenched group of directors and bring much needed accountability, expertise, management oversight, and fresh perspective, to the Board of WisdomTree.

      ETFS Capital Limited ("ETFS Capital") is the largest combined owner of common stock, $0.01 par value (the "Common Stock"), and Series A Non-Voting Convertible Preferred Stock (the "Series A Preferred Stock") of WisdomTree, Inc. ("WisdomTree" or the "Company") (NYSE: WT), with aggregate ownership of approximately 10.2% of the outstanding Common Stock, which together with its Series A Preferred Stock would represent approximately 18.3% of the Company's outstanding Common Stock on an as-converted basis.

      With over **$180 million** of our own capital invested in WisdomTree – more than the combined ownership of WisdomTree's Founder and CEO, Jonathan Steinberg, and the Board – we are deeply concerned with WisdomTree's long history of shareholder value destruction, its inability to control operating costs, its failure to improve operating margins as revenue increases, and the continued governance lapses of its long-tenured directors.

$1 billion of Shareholder Value Destroyed

      Since agreeing to sell our market-leading European ETC business to WisdomTree in November 2017, we have witnessed the Company's management and its long-tenured directors oversee almost $1 billion of shareholder value destruction. In that sale, we took a significant portion of the purchase consideration in stock, hoping the $18 billion of AUM WisdomTree received pursuant to the transaction would lead to faster revenue growth and improved profitability – the two key drivers of value for any ETF business.

      Instead, **WisdomTree's market value declined from $1.6 billion to just over $900 million today** – **down $700 million**.[1] WisdomTree spent more than $600 million on acquiring the European ETC business that as a result of its apparent inability to execute, clearly failed to create shareholder value. Combined, almost $1 billion of shareholder value has been destroyed. This abysmal performance is shocking considering WisdomTree is the only pure-play ETF company and was well positioned to capitalize on the massive secular tailwinds for the ETF business.

      We believe it is time to remove two of the long-standing incumbent directors who have been part of this value destruction, being Frank Salerno and Win Neuger. Both individuals have held Board leadership positions for over a decade but have repeatedly failed to hold CEO Jonathan Steinberg accountable for poor performance or act as truly independent fiduciaries for stockholders,

No Credible Plan to Create Shareholder Value

      At the heart of the destruction of stockholder value, we believe, is the failure of leadership to focus on its core business. Even though the ETF business model is highly scalable, management has yet to achieve the requisite operating leverage that translates record growth in AUM and net inflows into comparable gains in earnings growth and profitability. Consider the following fact: since WisdomTree completed the European ETC business acquisition in 2018, its AUM increased by 52% or $28 billion, but revenue only rose 10% and Operating Profits actually declined![2] It is clear to us that only a very poorly run ETF business can fail to produce substantial profit growth when AUM increases by more than 50%. In a nutshell, WisdomTree has proven it is incapable of translating AUM growth into higher profits and shareholder value.

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[1] Source: Factset. WisdomTree's market cap. was $1,634 million on 11/10/2017, 1-day prior to announcement of the ETC acquisition. Today's value based on market cap. of $926 million on 05/02/2023
[2] Source: WisdomTree website, WisdomTree Forms 10-K

Recent Q1 2023 results highlight a continued failure to achieve operating leverage, as revenue grew by a meagre 4.7% year over year (yoy), whereas **adjusted operating income fell 13% yoy** and **adjusted operating margin contracted by 4.3% (430bps)** despite a record $90 billion in AUM.[3]

Looking ahead, WisdomTree has failed to articulate a credible strategy for value creation. Instead, management's primary focus appears to be a pipe dream they call WisdomTree Prime ("WT Prime"), the Company's venture into decentralized finance (DeFi), in lieu of focusing on its core business. However, WisdomTree has provided no indication as to how this venture will ever make any money, let alone provide any acceptable return on the investment.   Stockholders have no roadmap or milestones to evaluate WisdomTree Prime's financial prospects. And the project launch keeps being deferred – it is already delayed by a year.

According to the Company, WT Prime has a waitlist of approximately 6,500 potential users only, which pales in comparison to the Company's stated market competition with substantially larger userbases, including Robinhood with 11 million monthly users, Chime with 13 million active users, and Revolut with 27 million retail customers. All stockholders should question how WT Prime can possibly compete with more established players who have a significant head start in terms of customers/users, market share, talent, and technology.

Not surprisingly, Wall Street sell-side analysts also question the viability of WT Prime as 70% of the current analyst ratings have either HOLD or SELL ratings on the Company's stock.

"*...without any details of its testing in beta, we remain guarded on its potential for success. It's a crowded market with significant challenges garnering a profitable user base, in our opinion.*" – Northcoast Research, Feb 2023

"*New digital asset initiatives could create new revenue streams longer term, but raise the near term expense outlook and less clear if WETF can be successful.*" – Morgan Stanley, March 2023

We believe WisdomTree only has a fraction of the capital resources necessary to even attempt to challenge the above mentioned established players in this space. These challenges together with the Company's past capital allocation failures demand the election of a Board that can provide necessary oversight to determine whether management can develop and execute a credible strategy for future growth.

Governance Failures and Flawed Board Refreshment

In our view, WisdomTree's poor performance can directly be attributed to a Board that is controlled by long-tenured directors – Frank Salerno, Win Neuger, and Anthony Bossone - who appear to be beholden to its Founder CEO Jonathan Steinberg.

Frank Salerno, Board Chair, has been a director for over 17 years. He assumed the position in 2020 after Michael Steinhardt (previous Board Chair) resigned in 2019 after serving as a director for 14 years. It appears that the Board Chair position is awarded to long-tenured directors only. Also notable is the fact that none of the Board leadership positions have been held by any female director since 2012.

Not only has Mr. Salerno failed to diversify the Board leadership, but he has also been the Chairman of the Compensation Committee since 2012. To us, failing to rotate the Compensation Committee Chair for over a decade is an unacceptable lapse of corporate governance. Since 2018, the Compensation Committee under Mr. Salerno's leadership has **rewarded the CEO with $21 million in cumulative pay**, **while shareholders lost over $900 million**.[4] This pay for performance disconnect was noted by the leading proxy advisory firm, Institutional Shareholder Services (ISS), who recommended shareholders vote AGAINST WisdomTree's Say on Pay proposal in 2021 and 2022.

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[3] Source: WisdomTree Forms 8-K
[4] Source: Factset. Company Filings. Estimated as the change in total Market Value of WisdomTree stock from the end of 2017 ($1.7 billion) to the end of 2022 ($798.5 million). Total CEO reported pay for years 2018 – 2022.

In spite of such glaring red flags regarding pay, as we were attempting to work constructively with the Board on behalf of all shareholders over the past two years, Mr. Salerno also pursued an expansion of the executive change in control provisions to include a loss of majority Board control by incumbents over a twenty-four-month period. Such Board turnover will now trigger the acceleration of all unvested equity awards held by executives. We believe this is **an abusive and anti-stockholder measure**, designed to further entrench the Board.

In addition, we believe that for a Compensation Committee Chair to pursue golden parachute amendments for executives that reflect the changes being proposed by us and discussed with him in his dual capacity as Board Chair, to be beneath the standard of integrity and trust that shareholders expect from a public board's leadership.

Further, Win Neuger, Chair of the Nominating and Governance Committee (NGC), is, in our opinion, also responsible for failing to protect shareholder interests and pursuing a dubious board refreshment strategy. Only after our engagement and cooperation agreement last year, did WisdomTree begin to address its poor corporate governance, by beginning to phase-out its classified Board structure. However, shareholders are still prevented from acting by written consent, or calling special meetings, and require a supermajority vote to remove directors.

Even more egregious are the unceremonious exits of two female directors in less than a year. Susan Cosgrove, who joined the Board in April 2019, resigned in September 2022 after only three years of service. Deborah Fuhr, who joined the Board in May 2022 as part of our cooperation agreement with WisdomTree, was not re-nominated by the Company to stand for election at the upcoming Annual Meeting.

We have serious questions concerning WisdomTree's rationale and motivation for not re-nominating Ms. Fuhr, considering she is extremely qualified to serve as a director of the Company. Previously, Ms. Fuhr served as Managing Director and Global Head of ETF Research and Implementation Strategy at BlackRock, Inc. Ms. Fuhr was named by Financial News as one of the "Twenty Most Influential in Fund Management 2023", who noted that: "[i]f anyone can be said to be synonymous with exchange traded funds, it is Deborah Fuhr. She has been involved in the industry in Europe from inception, leading the ETF business at Morgan Stanley before moving to Barclays Global Investors in 2008, just before it was acquired by BlackRock — a move that doubled the US fund manager's assets". [5]

We believe WisdomTree's decision, led by Mr. Neuger's NGC, to replace Ms. Fuhr with Shamla Naidoo, is a glaring attempt to create a Board that can continue to be controlled by long-tenured directors by selecting a nominee that lacks the cache and domain expertise to challenge a Founder CEO. In comparison to Ms. Fuhr's extensive ETF credentials and impeccable track record, **Ms. Naidoo has NO ETF experience**, **never served on a public board** (except a non-operating SPAC), and was the CISO of Starwood Hotels when it experienced a massive **data breach impacting over 500 million guests** and resulted in $24 million in fines and numerous class action lawsuits.

Clearly, Ms. Naidoo lacks the qualifications and experience we believe WisdomTree needs at this critical juncture.

We urge shareholders to hold Mr. Neuger accountable for his role in the massive shareholder value destruction, the recent departure of two female directors, and the flagrant attempts to weaken the Board by replacing a highly regarded ETF expert with a nominee with no relevant background or expertise in WisdomTree's business.

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[5] Source: https://www.fnlondon.com/lists/twenty-most-influential-in-fund-management-2023/deborah-fuhr

Immediate Change is Needed

We believe the aforementioned shareholder value destruction and governance missteps are indicative of Board leadership that is stale, incapable of holding management responsible for poor performance, and hesitant to exert its authority when it should.

Incumbent nominees, Frank Salerno and Win Neuger, must be held accountable for the massive shareholder value destruction that has occurred under their watch, their failure to represent shareholder interests, and their blatant attempts to create a Board that is lacking in the experience and expertise required to stand up to the Founder CEO-led management. Their hand-picked replacement candidate, Shamla Naidoo, has no discernable relevant experience or expertise. We believe shareholders deserve better.

We are therefore seeking your support to replace Frank Salerno, Win Neuger and Shamla Naidoo, with our highly qualified directors – Bruce Aust, Tonia Pankopf, and Graham Tuckwell - who we believe have the skills, experience and shareholder alignment to realize the true potential of WisdomTree and create value for all shareholders. If elected, our nominees will constitute a minority on the Board.

Beyond being the largest stockholder of WisdomTree, Graham Tuckwell, the Founder of ETFS Capital has an exceptional track record of success in the ETF space, particularly in driving stockholder value through operational, financial, strategic, and governance enhancements. He is regarded as one of the most successful independent ETF operators globally, having created over $1 billion of enterprise value since entering the industry in 2003.

Our Nominees are:

Bruce E. Aust.
Mr. Aust currently serves as a strategic advisor to the Anthemis Group, a venture capital firm, since February 2021, and a strategic advisor to 150Bond, an advisory firm to C-level executives, since March 2020. Previously, Mr. Aust served in various executive roles at Nasdaq, Inc., a global technology company serving the capital markets and other industries, including serving as Vice Chairman from 2015 to December 2019 and as Executive Vice President of Global Listings from 2003 to 2014.

Mr. Aust currently serves as a member of the board of directors of Anthemis Digital Acquisitions I Corp., a publicly traded special purpose acquisition corporation, since January 2022, and as Chairman of the board of directors of AEGIS Swap Execution Facility, LLC, a marketplace for commodities brokers, financial counterparties and commercial end-users to negotiate and execute swaps, since September 2021.

Mr. Aust also serves as a member of the Advisory Board of Ridgeway Partners, LLC, a global advisory firm specializing in executive search, board appointments and succession planning, since April 2021. He previously served as President of the Nasdaq Entrepreneurial Center, a non-profit organization designed to engage emerging entrepreneurs. Mr. Aust earned a B.S. in Business Administration from the University of Southern Mississippi.

Tonia Pankopf.
Ms. Pankopf currently serves as Managing Partner of Pareto Advisors, LLC, an investment, financial and strategic advisory firm, since 2005. Ms. Pankopf also currently serves on the board of directors as a member of the Valuation, Audit and Nominating and Corporate Governance Committees, of 180 Degree Capital Corp., a registered closed-end investment management company, since August 2020.

Previously, Ms. Pankopf served on the board of directors, as well as serving as Audit Chair and as a member of the Nominating and Corporate Governance and CEO Search Committees, of Landec Corporation (n/k/a Lifecore Biomedical, Inc.), a fully integrated contract development and manufacturing organization in the pharmaceutical industry, from November 2012 to November 2022. From 2003 to 2017, Ms. Pankopf served on the board of directors of Oxford Square Capital Corporation (formerly TICC Capital Corporation), a registered closed-end investment management company.

Earlier in her career, Ms. Pankopf held Vice President and Senior Equity Analyst positions at Goldman Sachs & Co., a global investment bank, and Merrill Lynch & Co., a global investment bank. Ms. Pankopf's experience also includes hedge fund portfolio management at P.A.W. Capital Partners, an investment advisory firm, and Palladio Capital Management, an investment advisory firm. Ms. Pankopf previously served on the Board of the University System of Maryland Foundation, from 2006 to 2012. Ms. Pankopf is a Governance Fellow and member of the National Association of Corporate Directors. She is also a qualified financial expert. Ms. Pankopf received a Bachelor of Arts summa cum laude from the University of Maryland and a Master of Science degree from the London School of Economics.

Graham Tuckwell AO.

Mr. Tuckwell is the Founder and Executive Chairman of ETFS Capital Limited (f/k/a ETF Securities Limited), a strategic investment company focused on growth opportunities across the ETF ecosystem. Mr. Tuckwell founded ETF Securities Limited in 2004 and it became one of the leading issuers of Exchange Traded Products in Europe. In 2018 the European and US businesses were sold but the Australian business was retained, and under his guidance, as Executive Chairman of ETF Securities Australia, assets under management increased by more than 400%. Mr. Tuckwell is widely known for creating the world's first gold ETF when he launched GOLD on the Australian Stock Exchange in 2003. Later that year, he launched a similar product, GBS, on the London Stock Exchange in partnership with the World Gold Council. Prior to working in the ETF industry, Mr. Tuckwell worked in corporate advisory and investment banking for 20 years in Australia and London, and before then, he worked as an economist in the Department of Prime Minister and Cabinet in Canberra. He holds a Bachelor of Economics (Honours) degree and a Bachelor of Laws degree from the Australian National University. In 2015 he was awarded an honorary Doctorate degree from the Australia National University, in 2016 he received the ETF.com Lifetime Achievement Award for Europe, and in the 2022 Australia Day Honours List he was appointed an Officer of the Order of Australia for "distinguished service to the community through philanthropic support of educational scholarships, and to business."

Fellow stockholders, it is time for you to exercise your rights as the true owners of WisdomTree and elect nominees who will seek to stop the continued destruction of value and act as independent fiduciaries for all stockholders.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed **GOLD** proxy card today. The attached Proxy Statement and the enclosed **GOLD** proxy card are first being furnished to stockholders on or about May 4, 2023.

If you have already voted for the incumbent management slate, you may change your vote by signing, dating and returning a later dated **GOLD** proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Bruce Goldfarb or Chuck Garske at Okapi Partners LLC, which is assisting us, at (212) 297-0720 or (877) 629-6356 info@okapipartners.com.

Thank you for your support,

Graham Tuckwell
ETFS Capital Limited